Mail Stop 4561

August 27, 2008

Mr. Yosef A. Maiman
Chief Executive Officer and President
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel 62098

      Re: **Ampal-American Israel Corporation**
                    Form 10-K for the Year Ended December 31, 2007
                    Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
                    File No. 0-00538

Dear Mr. Maiman:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1. We note that your table of contractual obligations on page 33 does not include operating lease obligations of Gadot's ships, storage tanks, offices and other land or obligations to purchase four ships as disclosed in Note 19 to your consolidated financial statements. Please revise in future filings to include all contractual

obligations or tell us how you determined that these obligations were not required to be included in this table.

Notes to Consolidated Financial Statements, page 12

Note 1 – Summary of Significant Accounting Policies, page 12

2. We note that you have acquired a significant amount of accounts receivable. In future filings, please disclose the amount recorded for allowance for doubtful accounts either on the balance sheet or in a note thereto. Refer to Rule 5-02.3 of Regulation S-X. In addition, please disclose your policy for evaluating the collectability of accounts receivable and recording of the allowance for doubtful accounts. Refer to paragraph 13 of SOP 01-6.

(n) Revenue Recognition, page 15

3. Please tell us and disclose in future filings what is included in chemical income and the method by which it is recognized. We note that chemical income is measured at the fair value of the consideration received. Please also tell us what type of consideration is received if it is other than monetary.

Note 3 – Acquisitions, Dispositions and Impairments, page 18

4. We note that you consolidate Merhav Ampal Energy Holdings, LP, a 50% owned joint venture. We also note that you and the GP have equal rights in governing the affairs of the JV and certain matters relating to EMG may be decided by directors appointed by either you or IIF. In that regard, please explain to us how you determined that you control the JV and your basis for consolidating it. Please cite the relevant accounting literature in your response

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kristi Marrone
Staff Accountant